Exhibit 99.2

opthea Need assistance? Opthea Limited ABN 32 006 340 567 Phone: 1300 850 505 (within Australia) +61 3 9415 4000 (outside Australia) Online: www.investorcentre.com/contact YOUR VOTE IS IMPORTANT For your proxy appointment to be effective it must be received by 9:00am (Melbourne time) on Sunday, 17 October 2021. Proxy Form How to Vote on Items of Business Lodge your Proxy Form: All your securities will be voted in accordance with your directions. Online: APPOINTMENT OF PROXY Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes Lodge your proxy online at opposite each item of business. If you do not mark a box your proxy may vote or abstain as www.investorvote.com.au using your they choose (to the extent permitted by law and Opthea’s constitution). If you mark more than secure access information or use your one box on an item your vote will be invalid on that item. mobile device to scan the personalised QR code. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the Your secure access information percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Control Number: 135758 Appointing a second proxy: A securityholder who is entitled to cast two or more votes is entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write For Intermediary Online both names and the percentage of votes or number of securities for each in step 1 overleaf. subscribers (custodians) go to www.intermediaryonline.com A proxy need not be a securityholder of Opthea Limited. SIGNING INSTRUCTIONS FOR POSTAL FORMS By Mail: Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the joint securityholders Opthea Limited should sign. C/- Computershare Investor Services Pty Limited GPO Box Reply Paid 242 Power of Attorney: If you have not already lodged the Power of Attorney with the registry, Melbourne, Victoria, 3001 please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Proxies given by a corporation must be signed either under seal or under the hand of a duly authorised attorney. In addition, should the constitution of a corporation permit the execution of documents without using a common seal, the documents must be signed by, By Fax: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Opthea Limited Act 2001 (Cth)) does not have a Company Secretary, a Sole Director can also sign alone. C/- Computershare Investor Services Pty Limited Otherwise this form must be signed by a Director jointly with either another Director or a on 1800 783 447 (within Australia) or Company Secretary. Please sign in the appropriate place to indicate the office held. Delete +61 3 9473 2555 (outside Australia) titles as applicable. PLEASE NOTE: For security reasons it PARTICIPATING IN THE MEETING is important that you keep your SRN/HIN confidential. Corporate Representative If a representative of a corporate securityholder or proxy is to participate in the meeting you will need to provide the appropriate “Appointment of Corporate Representative”. A form may be obtained from Computershare or online at WWW. investorcentre.com/a Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

Proxy Form

Please mark ☒ to indicate your directions

Step 1 Appoint a Proxy to Vote on Your Behalf

I/We being a member/s of Opthea Limited hereby appoint

☐ the Chairman of the meeting **OR** ________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the meeting who may either act as proxy or complete the proxy form by inserting the name of a Director or the Company Secretary of Opthea Limited, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law and Opthea's constitution, as the proxy sees fit) at the Annual General Meeting of Opthea Limited to be held virtually on Tuesday, 19 October 2021 at 9:00am (Melbourne time) and at any adjournment or postponement of that meeting.
Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Resolutions 5, 6, 7, 8 and 9 (except where I/we have indicated a different voting intention in step 2) even though Resolutions 5, 6, 7, 8 and 9 are connected directly or indirectly with the remuneration of a member of key management personnel, which may include the Chairman.
Important Note: If the Chairman of the meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Resolutions 5, 6, 7, 8 and 9 by marking the appropriate box in step 2.

Step 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Resolution 1	Re-election of Director – Mr Michael Sistenich	☐	☐	☐
Resolution 2	Re-Election of Director – Mr Lawrence Gozlan	☐	☐	☐
Resolution 3	Election of Director – Dr Julia Haller	☐	☐	☐
Resolution 4	Election of Director – Ms Judith Robertson	☐	☐	☐
Resolution 5	Adoption of remuneration report	☐	☐	☐
Resolution 6	Approval and adoption of amended and restated long-term incentive plan	☐	☐	☐
Resolution 7	Approval of issue of performance rights awarded to Dr Megan Baldwin	☐	☐	☐
Resolution 8	Issue of options to Dr Julia Haller under the non-executive director share and option plan	☐	☐	☐
Resolution 9	Issue of options to Ms Judith Robertson under the non-executive director share and option plan	☐	☐	☐
Resolution 10	Election of Director – Dr Jeremy Levin	☐	☐	☐

The Chairman of the meeting intends to vote all available and undirected proxies in favour of each item of business subject to any relevant voting exclusions. In exceptional circumstances, the Chairman of the meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

Step 3 Signature of Securityholder(s)/Attorney(s)

This section must be completed.

Individual or Securityholder 1/Attorney 1	Securityholder 2/Attorney 2	Securityholder 3/Attorney 3	
			/ /
Sole Director & Sole Company Secretary	Director	Director/Company Secretary	Date

Update your communication details *(Optional)*

Mobile Number	Email Address

By providing your email address, you consent to receive future Notice of Meeting & Proxy communications electronically

OPT 280567A

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